Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361

July 12, 2024

John Lee

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Advisors Disciplined Trust 2242 (the “Fund”)

(File No. 333-279664) (CIK# 2015391)

Mr. Lee:

Transmitted herewith on behalf of Advisors Asset Management, Inc. (the “Sponsor”), depositor and principal underwriter of the Fund, is a correspondence filing in response to comments received from the staff of the U.S. Securities and Exchange Commission (the “Commission”) in a conversation between John Lee of the staff of the Commission and Matthew Wirig regarding the Fund.

The following are our responses to the staff’s comments:

Comment 1: The comment requested confirmation that units will only be offered to investors on the trust’s inception date. The Sponsor confirms that units will only be offered to investors on the trust’s inception date. However, as disclosed in the prospectus, unitholders may redeem units or sell units back to the Sponsor on any business day the New York Stock Exchange is open.

Comment 2: The comment requested confirmation that the trust will only purchase and write Options on the trust’s inception date. The Sponsor confirms that it will only purchase and write Options on the trust’s inception date.

Comment 3: The comment requested that a new power of attorney be filed as an exhibit to the Registration Statement allowing Alex Meitzner to sign on behalf of the trust’s chief financial officer. The Sponsor will file this new power of attorney as an exhibit to the Registration Statement in connecting with the final pricing amendment on the trust’s inception date.

We have been advised that the Sponsor would like to activate the Fund and have the Registration Statement declared effective on July 31, 2024, or as soon as possible thereafter. An appropriate amendment to the Registration Statement to reflect such deposit will be promptly filed with the Commission at that time, accompanied by the request of the Sponsor that the Registration Statement be made effective. We are also separately emailing all of the draft documents and exhibits that will be filed with the Registration Statement to John Lee and Jay Williamson of the staff, as requested. These are draft documents that have not been finalized or executed, and the final versions will be filed with the final Registration Statement in substantially the same form.

If you have any questions, please do not hesitate to contact Matthew T. Wirig at (312) 845-3432 or Scott R. Anderson at (312) 845-3834.

Very truly yours,

/s/ CHAPMAN AND CUTLER LLP

       Chapman and Cutler LLP